Exhibit 12.1

	Years ended December 31,
	2011	2010	2009	2008	2007

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Excluding interest on deposits	11.64x	18.79x	2.80x	2.86x	3.05x

Including interest on deposits	2.61x	3.44x	1.49x	1.40x	1.47x

Net income	$22,595	$51,882	$13,595	$15,785	$21,565
Provision for income taxes	10,762	28,946	6,883	8,509	10,685
Interest expense:
Interest expense on deposits	17,557	28,526	30,731	47,644	53,157
Interest expense on borrowings	2,709	4,211	6,447	12,654	15,365
Dividends on preferred stock	—	—	4,674	—	—
Portion of rental expense deemed to represent interest	427	332	235	395	330

Earnings (including interest on deposits)	$54,050	$113,897	$62,595	$84,987	$101,102
Fixed Charges (including interest on deposits)	20,693	33,069	42,117	60,693	68,852

Earnings (excluding interest on deposits)	36,493	85,371	31,864	37,343	47,945
Fixed Charges (excluding interest on deposits)	3,136	4,545	11,386	13,049	15,695